Exhibit 99.1

EHang Holdings Limited Announces Appointment of Nick Ning Yang as New Independent Director

Guangzhou, China, December 5, 2022 — EHang Holdings Limited (Nasdaq: EH) (“EHang” or the “Company”), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today announced that Mr. Nick Ning Yang has been appointed as a new director to the Company’s Board of Directors (the “Board”), effective December 5, 2022. The Board has reviewed and determined that Mr. Yang meets all the “independence” requirements under Rule 10A-3 of the United States Exchange Act of 1934 and Rule 5605 of the Nasdaq Stock Market Rules.

Mr. Yang is a renowned serial technology entrepreneur and investor highlighted by success across the U.S. and China. He is a founding Partner of LeBox Capital, a venture investment fund established in 2011 that focuses on early-stage high growth TMT companies in China. Prior to that, Mr. Yang was a co-founder of KongZhong Corporation, a company focusing on wireless value-added services and listed on Nasdaq in July 2004, and served as Chief Technology Officer from 2002 to 2008. Mr. Yang had also held the position of Vice President of Technology at Nasdaq-listed Sohu from 2000 to 2001. From 1999 to 2000, Mr. Yang served as Chief Technology Officer of ChinaRen.com, a company he co-founded. Mr. Yang received a bachelor’s degree in electrical engineering from the University of Michigan in 1997 and a master’s degree in electrical engineering from the Stanford University in 1999.

Mr. Huazhi Hu, EHang’s Founder, Chairman of the Board and Chief Executive Officer, commented, “We are greatly honored to have Mr. Yang join us as our independent director. Mr. Yang has witnessed the growth of the Company and the global emerging Urban Air Mobility (“UAM”) industry as one of our early investors, and brings to us more than 20 years of rich capital market experience in TMT investments and invaluable entrepreneurial expertise in several successful technology companies. We look forward to high-quality, sustainable growth with Mr. Yang onboard as we continue our strategic development into a new stage with his extensive professional industry insights and corporate management capabilities.”

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (“AAV”) technology platform company. EHang’s mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: urban air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (“UAM”) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to EH216 Type Certification, our expectations regarding demand for, and market acceptance of, our AAV products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

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